Exhibit 12

LEGGETT AND PLATT, INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions of dollars)

	Three Months Ended		Twelve Months Ended December 31,
	3/31/11	3/31/10	2010	2009	2008	2007	2006
Earnings
Income from continuing operations before income taxes*	$66.2	$69.0	$255.5	$198.4	$192.6	$147.3	$339.1

Interest expense (excluding amount capitalized)	9.5	9.3	37.7	37.4	49.5	60.9	56.2

Portion of rental expense under operating leases representative of an interest factor**	4.2	4.6	15.4	16.9	21.5	24.3	24.9

Total earnings***	$79.9	$82.9	$308.6	$252.7	$263.6	$232.5	$420.2

Fixed charges
Interest expense (including amount capitalized)	$9.6	$9.5	$38.1	$38.3	$50.5	$61.9	$57.8

Portion of rental expense under operating leases representative of an interest factor**	4.2	4.6	15.4	16.9	21.5	24.3	24.9

Total fixed charges	$13.8	$14.1	$53.5	$55.2	$72.0	$86.2	$82.7

Ratio of earnings to fixed charges	5.8	5.9	5.8	4.6	3.7	2.7	5.1

*	2006 through 2008 amounts have been retrospectively adjusted to include noncontrolling interest.
**	Estimated portion of rent expense representing interest.
***	Earnings consist principally of income from continuing operations before income taxes, plus fixed charges less capitalized interest. Fixed charges consist principally of interest costs.